
September 1, 2017

Saeed Motahari
President and Chief Executive Officer
Insys Therapeutics, Inc.
1333 S. Spectrum Blvd, Suite 100
Chandler, Arizona 85286

> **Re: Insys Therapeutics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed April 3, 2017**
> **File No. 001-35902**

Dear Mr. Motahari:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

Division of Corporation Finance
Office of Healthcare and
Insurance